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                            November 9, 2023

       Wolfgang Ruecker
       Chief Executive Officer
       Miami Breeze Car Care Inc.
       848 Brickell Ave, PH 5
       Miami, FL 33131

                                                        Re: Miami Breeze Car
Care Inc.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed October 31,
2023
                                                            File No. 333-266854

       Dear Wolfgang Ruecker:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 17, 2023 letter.

       Amendment No. 5 to Registration Statement on Form S-1 filed October 31, 2023

       Certain Relationships and Related Transactions, page 28

   1. We note your response to prior comment 1 and reissue in part. Please revise to describe the transaction
relating to the Brand Ambassador Agreement with RN Consulting, which we note that you have
annexed in the filed Exhibit 10.2 and 10.2A. Refer to Item 404(a)
                                                        of Regulation S-K.
 Wolfgang Ruecker
Miami Breeze Car Care Inc.
November 9, 2023
Page 2

       Please contact Robert Shapiro at 202-551-3273 or Adam Phippen at 202-551-3336 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Dietrich King at 202-551-8071 with any other questions.



                                                        Sincerely,
FirstName LastNameWolfgang Ruecker
                                                        Division of Corporation
Finance
Comapany NameMiami Breeze Car Care Inc.
                                                        Office of Trade &
Services
November 9, 2023 Page 2
cc:       Franklin Ogele, Esq.
FirstName LastName